

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Thomas Zindrick, J.D.
President and Chief Executive Officer
Genelux Corporation
2625 Townsgate Road, Suite 230
Westlake Village, California 91361

> **Re: Genelux Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 19, 2022**
> **File No. 333-265828**

Dear Mr. Zindrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies and Significant Judgments and Estimates
Stock Option Repricing, page 107

1. We note that on September 2022 your board of directors approved a stock option repricing and that options to purchase a total of 4,037,386 shares of your common stock are subject to the repricing. You disclose that the expense related to vested shares was expensed on the repricing date and expense related to unvested shares is being amortized over the remaining vesting period of such stock options. Please revise your disclosure to include the amount of the incremental expense. In addition, your subsequent event disclosure on page F-51 states that you are currently analyzing the accounting effects of the modifications. Please revise this disclosure to be consistent with the disclosure on page

107.

You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy Hallman Rice, Esq.